Filed by Brookfield Mortgage Opportunity Income Fund Inc. (File No. 811-22773)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:
Brookfield Mortgage Opportunity Income Fund Inc.
File No. 811-22773

Shareholder Services

Shareholder Name

Address 1

Address 2

Address 3

Address 4

Dear Shareholder:

We have tried unsuccessfully to contact you regarding the Special Meeting of Shareholders to vote on very important matters pertaining to your investment in Brookfield Mortgage Opportunity Income Fund Inc. The meeting initially scheduled for Friday, August 12th has been adjourned to Thursday, September 1st. Unless a sufficent amount of shareholders vote by September 1, 2016, the adjournment date for your Fund’s shareholder meeting, the Fund will not be able to implement important initiatives with respect to the Fund.

It is very important that we speak to you regarding these matters.  The call will only take a few moments of your time and there is no confidential information required.

Please contact Brookfield Mortgage Opportunity Income Fund Inc. at 1-800-330-5136 Extension 10866 between the hours of 9:00 a.m. and 10:00 p.m. Eastern time, Monday through Friday.  At the time of the call please reference the number listed below.

Thank you in advance for your assistance.

Sincerely,

Brian F. Hurley

President

REFERENCE NUMBER:  123456789